January 5, 2011

C. Christopher Sprague, Esquire
Vice President and Corporate Counsel
The Prudential Insurance Company of America
751 Broad Street
Newark, NJ 07102

      Re: Pruco Life Insurance Company and Pruco Life Insurance Company of
              New Jersey
              Initial Registration Statements on Form N-4
              File Numbers: 333-170466 and 333-170468

Dear Mr. Sprague:

        The staff has reviewed the above-referenced registration statements, which the Commission received on November 8, 2010.   In light of your representation regarding the similarities between this filing and the Prudential Retirement variable annuities filings 333-162673 and 333-162678, we have conducted a selective review. Our comments below are based on filing number 333-170466, but our comments apply to the other filing (333-170468) to the extent applicable. Unless otherwise stated, page numbers refer to the page numbers in the courtesy copy you provided. Item references are to the item numbers set forth in Form N-4.

1. **General Comments**
   (a)Please note that each filing has material information, including fees and charges, missing. Please file a pre-effective amendment with all missing information, financial statements and exhibits.
   (b)Despite the inclusion of a "Glossary," please define each defined term the first time it is used in the prospectus.

2. **Inside Cover Page**
   Please indicate on the list of investment options, the investments options which are available if the optional benefits are elected. Please also confirm that the disclosure of investment options currently on page 4 of the draft prospectus will be no further back than the inside front cover of the final printed prospectus.

3. **Summary of Contract Fees and Charges (pages 9-11)**
   (a) Please number all footnotes sequentially and confirm that they will appear at the bottom of the page which corresponds to the table containing the footnote.
   (b) As you have done for other charge headings, please
   bold "Annual Maintenance Fee" and the first "Premium Based Charge" headings.
   (c)Delete the second "Premium Based Charge" heading.

(d)Please use the same terms in the heading for annualized fees and charges and the heading for the total of these fees and charges. Accordingly, footnote 2 should be deleted.

4. **Contingent Deferred Sales Charge and Premium Based Charge (pages 9-11)**
(a)Please define "new" Purchase Payments in the introduction to this section.
(b)Please clarify the statement "Purchase Payments are not reduced by withdrawals for purposes of determining the applicable schedule of CDSCs."
(c)Please confirm and disclose that the combination of CDSC assessed and Premium Based Charge deducted with respect to any premium payment will never be greater that 9% (See Rule 6c-8).

5. **Fee Table (page 12)**
 In footnote 2 to the "Your Optional Benefit Fees and Charges" table, please add the word "current" before the stated charges.

6. **Investment Options (page 22)**
(a) In the AST High Yield Portfolio discussion, please indicate that these investments are commonly known as "junk bonds." Please make this disclosure for all other portfolios that make this type of investment.

7. **Rates for DCA MVA Options (page 30)**
Please specify the states in which the DCA MVA Options is not available. Please also make this clarification in the discussion on page 40.

8. **Contingent Deferred Sales Charge (pages 31-32)**
(a)Please clarify if the CSDC is taken as another withdrawal, whether there is a CSDS charge on that amount. Also, could the amount taken to cover the CDSC cause the withdrawal to be an "Excess Withdrawal?" If so, please add disclosure to clarify these points.
(b)Please indicate the circumstances under which any applicable CDSC may be waived.

9. **Premium Based Charge (pages 32-33)**
(a)Please explain "new" Purchase Payment.
(b)Please identify the "floor" referenced at the bottom of page 33.

10. **Highest Daily Lifetime Income Benefit (pages 51-52)**
(a)Please identify the section of prospectus cross-referenced in the fourth paragraph.
(b)Please delete the first paragraph of page 52, which discusses use of different terminology in the rider.   This language should also be deleted if used elsewhere in prospectus.

11. **Initial Purchase Payments (page 74)**
 Please change the clause "that meet our requirements" to "that are received in Good Order."

12. **Miscellaneous**
    All comments and changes with respects to the rule 485(a) filings made for 333-162673, 333-162676, 333-162678, and 333-162680 should be incorporated into these filings to the extent applicable.

13. **Tandy comment**
    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
    - the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

    ****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6922. Additionally, copies of documents or letters filed on EDGAR may be transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Product